
January 22, 2007

By U.S. mail and facsimile to (310) 533-1906

Robert E. Dose
Vice President of Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

> **RE:** **Virco Mfg. Corporation**
> **Form 10-K for the fiscal year ended January 31, 2006**
> **Filed April 17, 2006**
>
> **Form 10-Q for the quarters ended October 31, 2006**
> **File No. 1-8777**

Dear Mr. Dose:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2006

Management's Discussion and Analysis, page 18

Results of Operations, page 23

1. We note your statements on page 7 that "Significant portions of educational furniture are sold on a bid basis" and "A significant portion of Virco's business is awarded through annual bids with school districts or other buying groups used by school districts." We further note that during the period covered by these annual contracts, you have very limited or in some cases no ability to increase selling prices. In future filings in MD&A, please give quantitative effect to such claims, especially in light of the current landscape discussed in your results of operations that increased sales were attributable to increased prices.

Financial Statements

1. Summary of Business and Significant Accounting Policies, page 41

2. We note the discussion of the contract with the nationwide purchasing organization on pages 7 and 12. Please tell us why you have not provided the disclosures outlined in SOP 94-6 regarding the concentration in the volume of business transacted under this contract.

3. You disclose that costs incurred to investigate and remediate environmental waste are expensed as incurred. Please clarify whether you record liabilities for environmental remediation costs when remediation efforts are probable and the costs can be reasonably estimated. Discuss your treatment when information available is only sufficient to estimate a range of probable liability. In future filings, expand Note 1 to address these matters.

8. Contingencies, page 55

4. On page 13 you state you have been identified as a potentially responsible party pursuant to CERCLA, "for remediation costs associated with waste disposal sites previously used by us." You state, "The remediation costs and our allocated share at some of these CERCLA sites are unknown." Please provide us with a more detailed discussion of the affected sites and the status of clean-up efforts and any EPA action. Clarify the amounts that have been recognized as an environmental remediation liability and discuss your accounting treatment.

5. We note your disclosure on page 56 that you have obtained an actuarial estimate of your total expected future losses for liability claims and have recorded a liability equal to the net present value of $1.6 million at January 31, 2006 based on your estimated payout period of four years using a 6% discount rate. Please address the following comments for future filings:

    - Because the liability is recognized on a discounted basis to reflect the time value of money, your note must include the disclosure requirements of Question 1 of SAB Topic 5:Y, including the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position.
    - Please disclose the nature of the accrual made so that readers may understand more fully the scope of your product and general liability losses. See paragraph 9 of SFAS 5.

6. We note your disclosure that the ultimate outcome of legal proceedings arising in the normal course of business are not expected to materially affect your financial position, results of operations or cash flows. A statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. From your current disclosure, it is not clear whether these criteria have been met or whether additional disclosure is required. In future filings, please comply with the disclosure requirements of paragraphs 8-10 of SFAS 5 and SAB Topic 5:Y.

9. Warranty, page 56

7. You state that effective February 1, 2005, you have extended your standard warranty period to 10 years, from five years. Please tell us, and disclose in future filings, the economic, operational, competitive and regulatory factors contributing to this change. We assume it is not related to the recurring cosmetic complaint relating to a high-volume component as discussed on page 21 which has caused your warranty expense to be higher than normal for the last three years. Please tell us the impact that this change is expected to have on your future results of operations.

8. We note your warranty liability has been $1.5 million for each of the two years ended January 31, 2006, and continuing into the three quarters of fiscal 2007. We further note that the provision accrued equals exactly your costs incurred. Please address the following comments:

- Please describe to us your process of accounting for your warranty accruals, including how often you assess and make adjustments to the liability. For example, we assume the estimated cost of servicing the warranties is accrued at the time of sale recognition. Then, when the actual costs are incurred, the accrual is offset by those costs. If so, please explain the reasons your estimate of the warranty costs associated with current year sales is exactly equal to the actual costs incurred in the current year.
- Please tell us why you believe a warranty accrual of $1.5 million is appropriate given the increase in the standard warranty period.

Form 10-Q for the period ended October 31, 2006

Management's Discussion and Analysis, page 16

9. You indicate that in order to comply with debt covenants, you must meet a "clean down" requirement that your outstanding debt must be less than $30 million for all of the fourth quarter of fiscal 2007. Please disclose in future filings the impact to your financial position, results of operations, and liquidity if you were not able to meet this requirement.

Note 8. Stock Based Compensation, page 11

10. We note your discussion on page 13 of the June 20, 2006 restricted stock share grant under the 1997 Plan to non-employee directors. You state that in connection with the grant of these restricted stock units, all outstanding, unexercised stock options held by the non-employee directors were cancelled. Please tell us your consideration of paragraphs 56-57 of SFAS 123R in accounting for these cancellations.

11. We note also that at February 1, 2006, you recorded a transitional reclassification of $247,000 from current liabilities to additional paid-in capital. It is unclear to us why such a reclassification was necessary or how it is appropriate under generally accepted accounting principles. Please advise, citing the appropriate accounting literature where applicable.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief